December 23, 2024

Randy Milby
Chief Executive Officer
Tharimmune, Inc.
1200 Route 22 East, Suite 2000
Bridgewater, NJ 08807

       Re: Tharimmune, Inc.
           Registration Statement on Form S-3
           Filed December 19, 2024
           File No. 333-283936
Dear Randy Milby:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tim Buchmiller at 202-551-3635 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Jeffrey J. Fessler, Esq.